Filed Pursuant to Rule 433

Registration Nos. 333-206860,

333-206860-01 and 333-206860-02

Free Writing Prospectus dated May 4, 2018

Class A(2018-2) Card series Notes

Capital One Bank (USA), National Association

Sponsor, Servicer and Originator of Assets

Capital One Funding, LLC

Depositor and Transferor

Capital One Multi-asset Execution Trust

Issuing Entity

The transferor has prepared a preliminary prospectus dated May 4, 2018 that describes the Class A(2018-2) notes to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the Class A(2018-2) notes.

Ratings

The issuing entity will issue the Class A(2018-2) notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

S&P Global Ratings	AAA(SF)*
Fitch Ratings, Inc.	AAAsf*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. If any of the ratings of these Class A(2018-2) notes changes, Class A(2018-2) noteholders will not be so notified by Capital One Bank (USA), National Association, Capital One Funding, LLC or Capital One Multi-asset Execution Trust.

Underwriters

RBC Capital Markets	Wells Fargo Securities

Capital One Securities
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The transferor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the transferor has filed with the SEC for more complete information about the transferor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the transferor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 866-375-6829.

*An “(SF)” or “sf” in the credit rating denotes an identification for structured finance product ratings.